CHS INC.

5500 Cenex Drive

Inver Grove Heights, Minnesota 55077

(651) 355-6000

March 29, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:      Mr. J. Nolan McWilliams and Ms. Sonia Bednarowski

Re:          CHS Inc.

Registration Statement on Form S-1

(File No. 333-209104)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, CHS Inc. (the “Company”) hereby respectfully requests that the effective time of the above-referenced registration statement be accelerated to 10:00 a.m. Eastern Daylight Time on Thursday, March 31, 2016, or as soon as practicable thereafter.

In connection with this request, the Company hereby acknowledges that:

•                                          should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows.]

Very truly yours,

CHS INC.

By:	/s/ Timothy Skidmore
Name:	Timothy Skidmore
Title:	Executive Vice President and Chief Financial Officer